Mail Stop 3-9								March 3, 2005

Mark Hamburg
Vice President
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, NE 68131

Re:	Berkshire Hathaway Inc.
       	Preliminary proxy statement filed February 28, 2005
       	File No. 1-14905

Dear Mr. Hamburg:

	This is to advise you that we have monitored the subject filing solely with respect to proposal numbers 2A and 2B and have the following comments.

1. Please expand your marking of Exhibit A to indicate all of the new language that would be added to your Restated Certificate of Incorporation if proposals 2A and 2B are approved by stockholders.

2. Please expand the disclosure concerning the proposals to state, if true, that you have no plans, arrangements or understandings (a) to engage in a business combination requiring stockholder approval that would be governed by the proposed new language or (b) to affect a stock dividend, stock split or similar transaction.

	As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202) 942-1815, or the undersigned at (202) 942-1840.

							Sincerely,



							Jeffrey Riedler
							Assistant Director